TRANSGLOBE ENERGY CORPORATION

FORM 51-102F4
BUSINESS ACQUISITION REPORT

1.	IDENTITY OF COMPANY

1.1	NAME AND ADDRESS OF THE COMPANY

TransGlobe Energy Corporation ("TransGlobe" or the "Corporation")

2500, 605 – 5th Avenue S.W.
Calgary, AB
T2P 3H5

1.2	EXECUTIVE OFFICER

The name of the executive officer of TransGlobe who is knowledgeable about the significant acquisition and this Report is:

David Ferguson
Vice President, Finance, Chief Financial Officer and Secretary

TransGlobe Energy Corporation
P:(403) 264-9888
F:(403) 264-9898
www.trans-globe.com

2.	DETAILS OF ACQUISITION

2.1	NATURE OF BUSINESS ACQUIRED

On September 25, 2007, TransGlobe Energy Corporation closed the acquisition of two privately held companies, holding interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt.

TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, has acquired all the shares of Dublin International Petroleum (Egypt) Limited ("Dublin") and Drucker Petroleum Inc. ("Drucker") from Tanganyika Oil (Bermuda) I Ltd. Dublin and Drucker together hold a 70% working interest in one development lease and a 45% working interest in seven additional development leases comprising the West Gharib Production Sharing Concession ("West Gharib PSC"). TransGlobe has assumed operatorship of the West Gharib Concession Agreement.

The West Gharib PSC is located onshore in the western Gulf of Suez rift basin of Egypt. Major oil and gas discoveries have been made in this prolific basin. To date eight billion barrels of oil and five trillion cubic feet of gas have been discovered by other oil and gas companies. The eight approved West Gharib development leases encompass 178 square kilometers (approximately 44,059 acres) and are valid for 20 years. Modern 3-D seismic covers the majority of the development leases. One additional development lease is currently awaiting approval by the Egyptian General Petroleum Corporation.

As at September 25, 2007, gross oil production from the eight development leases is approximately 3,000 Bopd. TransGlobe's working interest share of production is approximately 1,500 Bopd. There are seven oil fields producing from 24 wells on the West Gharib lands. The oil produced ranges from 16 to 26 degrees API and is currently trucked 15 kilometers to the Ras

Gharib terminal. Independent reserve evaluators have assessed TransGlobe's share of the eight leases to contain 3.24 MMBbls of working interest proved reserves and 6.30 MMBbls of working interest proved plus probable reserves.

2.2	DATE OF ACQUISITION

The closing date of the acquisition was September 25, 2007.

2.3	CONSIDERATION

The consideration for the acquisition, subject to final closing adjustments which have yet to be determined, was approximately US$68 million (net of cash acquired).

TransGlobe funded the acquisition with an expanded revolving credit facility (increased to US$50 million), a new term loan (US$13 million) and cash on hand (US$5 million, net of cash acquired).

2.4	EFFECT ON FINANCIAL POSITION

The acquisition was primarily funded with the expanded credit facilities and existing cash on hand. The acquisition is expected to be accretive to TransGlobe’s cash flow per share, reserves per share and production per share.

A more detailed description of the effect of the acquisition on the operations of TransGlobe can be found in the unaudited pro forma financial statements of the Corporation as at September 30, 2007 attached as Schedule "A" to this report.

2.5	PRIOR VALUATIONS

N/A

2.6	PARTIES TO TRANSACTION

The transaction was not with an informed person, associate or affiliate of the Corporation.

2.7	DATE OF REPORT

December 10, 2007

3.0	FINANCIAL STATEMENTS

TransGlobe's December 31, 2006 audited year-end consolidated financial statements and unaudited September 30, 2007 interim consolidated financial statements are available on SEDAR. The unaudited pro-forma consolidated statements of income of the combined company for the nine month period ended September 30, 2007 and for the year ended December 31, 2006 are attached as Schedule "A" to this report.

The audited combined financial statements of Dublin and Drucker for the year ended December 31, 2006, as well as the unaudited combined financial statements of Dublin and Drucker for the nine month periods ended September 30, 2007 and 2006, the seven month period ended December 31, 2005 and the year ended May 31, 2005 are attached as Schedule "B" to this report.

4.0	SUPPLEMENTARY INFORMATION

None

Schedule "A"

TransGlobe Energy Corporation
Pro Forma Consolidated Statement of Income
Nine month period ended September 30, 2007
(Unaudited - Expressed in thousands of U.S. Dollars)

	TransGlobe
	Energy	Drucker &	Pro Forma		TransGlobe
	Corporation	Dublin	Adjustments	Notes	Pro Forma
REVENUE
Oil and gas sales, net of royalties and other	58,568	9,256	2,974	3(d),(g)	70,798
Unrealized loss on commodity contracts	(1,187)	-	-		(1,187)
Other income	74	84	-		158
	57,455	9,340	2,974		69,769

EXPENSES
Operating	9,942	1,314	(25)	3(g)	11,231
General and administrative	3,981	243	(6)	3(g)	4,218
Foreign exchange gain	(13)	-	-		(13)
Interest	92	1	4,042	3(c)	4,135
Depletion, depreciation and accretion	22,549	1,883	4,209	3(b),(g)	28,641
	36,551	3,441	8,220		48,212
Income before income taxes	20,904	5,899	(5,246)		21,557

INCOME TAXES
Current	7,325	-	3,241	3(d), (g)	10,566
Future	58	-	-		58
	7,383	-	3,241		10,624
NET INCOME	13,521	5,899	(8,487)		10,933

Net income per share (Note 3(f))
Basic	0.23				0.18
Diluted	0.22				0.18

TransGlobe Energy Corporation
Pro Forma Consolidated Statement of Income
Year ended December 31, 2006
(Unaudited - Expressed in thousands of U.S. Dollars)

	TransGlobe
	Energy	Drucker &	Pro Forma		TransGlobe
	Corporation	Dublin	Adjustments	Notes	Pro Forma
REVENUE
Oil and gas sales, net of royalties and other	70,097	12,193	3,425	3(d)	85,715
Unrealized loss on commodity contracts	(83)	-	-		(83)
Other income	283	99	-		382
	70,297	12,292	3,425		86,014

EXPENSES
Operating	11,107	1,863	-		12,970
General and administrative	4,674	263	-		4,937
Foreign exchange gain	(12)	(1)	-		(13)
Interest	-	34	5,512	3(c)	5,546
Depletion, depreciation and accretion	18,941	2,014	4,740	3(b)	25,695
	34,710	4,173	10,252		49,135
Income before income taxes	35,587	8,119	(6,827)		36,879

INCOME TAXES
Current	9,129	-	3,425	3(d)	12,554
Future	263	-	-		263
	9,392	-	3,425		12,817
NET INCOME	26,195	8,119	(10,252)		24,062

Net income per share (Note 3(e))
Basic	0.45				0.41
Diluted	0.43				0.40

TransGlobe Energy Corporation
Notes to the Pro Forma Consolidated Statements of Income
(Unaudited – Expressed in U.S. Dollars)
All tabular amounts are expressed in thousands of U.S. Dollars

1.	Basis of Presentation

The pro forma financial statements of TransGlobe Energy Corporation ("TransGlobe") have been prepared by management to give effect to the purchase of Drucker Petroleum Inc. ("Drucker") and Dublin International Petroleum (Egypt) Limited ("Dublin"). Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt (Dublin is the operator of this Concession).

The unaudited interim balance sheet as at September 30, 2007 has been included in the TransGlobe Energy Corporation Third Interim Report for the three and nine months ended September 30, 2007 and are available on SEDAR.

The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2007 has been prepared from:

(a)	The unaudited consolidated statement of income of TransGlobe for the nine month period ended September 30, 2007.

(b)	The unaudited combined statement of operations of Drucker and Dublin for the nine month period ended September 30, 2007.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2006 has been prepared from:

(a)	The audited consolidated statement of income of TransGlobe for the year ended December 31, 2006.

(b)	The audited combined statement of operations of Drucker and Dublin for the year ended December 31, 2006.

In the opinion of the management of TransGlobe, the pro forma consolidated statements of income include all the adjustments necessary for fair presentation in accordance with generally accepted principles in Canada. Both pro forma consolidated statements of income give effect to the acquisition as if it occurred on January 1, 2006.

The pro forma consolidated statements of income may not be indicative of the operations of TransGlobe which will result after completion of the acquisition. In preparing the pro forma consolidated statements of income, no adjustments have been made to reflect any operating or administrative cost savings that may be achieved or that may result from the operations of the combined assets.

The pro forma consolidated statements of income should be read in conjunction with the financial statements, as listed above.

2.	Acquisition of Drucker and Dublin

On September 25, 2007, TransGlobe acquired all of the common shares of Dublin and Drucker, for cash consideration of $67,711,000. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and expanded credit facilities of $63,000,000.

The acquisition has been accounted for using the purchase method and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition
Cash paid, net of cash acquired	$ 67,711
Transactions costs	319
$ 68,030

Allocation of purchase price
Property and equipment	$ 54,637
Goodwill	4,530
Working capital, net of cash acquired	9,106
Asset retirement obligations	(243)
$ 68,030

The above allocation of purchase price is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

3.	Pro Forma Adjustments and Assumptions

(a)

The pro forma consolidated statements of income have been prepared to reflect the business combination with Drucker and Dublin. The business combination has been accounted for using the purchase method with TransGlobe as the acquirer.

(b)

Depletion, deprecation and accretion has been adjusted to reflect the above allocation of the purchase price for the Drucker and Dublin acquisition, as if the acquisition has occurred at January 1, 2006.

(c)

The pro forma consolidated statements of income have been prepared as if TransGlobe had increased its initial borrowing base to $50 million under the Revolving Credit Agreement and established a new Term Loan Agreement of $13 million on January 1, 2006 and that both facilities are fully drawn up to September 30, 2007. Interest expense on the facilities has been calculated using September 30, 2007 interest rates of 8.13% and 11.13%, respectively.

(d)

In the year ended December 31, 2006 and the nine months ended September 30, 2007, current income tax expense and revenues have been reclassified by $3,425,000 and $3,354,000 respectively to conform to TransGlobe’s accounting policies.

(e)	For the year ended December 31, 2006, the pro forma basic and diluted net income per share calculations were based on 58,663,000 and 60,562,000 weighted average shares outstanding, respectively.

(f)

For the nine months ended September 30, 2007, the pro forma basic and diluted net income per share calculations were based on 59,584,000 and 60,576,000 weighted average shares outstanding, respectively.

(g)

For the nine months ended September 30, 2007, revenues and expenses were adjusted for the results of Drucker and Dublin that were included in the TransGlobe Energy Corporation consolidated results since September 25, 2007. The adjustment resulted in reductions to oil and gas sales ($380,000), operating expenses ($25,000), general and administrative expenses ($6,000), depletion, depreciation and accretion ($182,000) and income taxes ($113,000).

Schedule "B"

Drucker Petroleum Inc. and Dublin
International Petroleum (Egypt)
Limited

Combined Financial Statements
(expressed in U.S. dollars)

November 29, 2007

Auditors’ Report

To the Directors of
TransGlobe Energy Corporation

We have audited the combined balance sheet of Drucker Petroleum Inc. and Dublin International Petroleum (Egypt) Limited (the “Companies”) as at December 31, 2006 and the combined statements of operations and retained earnings and cash flows for the year then ended. These combined financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Companies as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Drucker Petroleum Inc. and
Dublin International Petroleum (Egypt) Limited
Combined Balance Sheet

(expressed in U.S. dollars)

	September 30,	September 30,	December 31,	December 31,	May 31,
	2007	2006	2006	2005	2005
	$	$	$	$	$
	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	1,474,971	2,259,796	3,732,678	2,514,556	2,598,905
Restricted cash (note 3)	-	298,239	-	-	-
Advance relating to exploration
commitment (note 4)	-	-	-	-	1,372,164
Advances to contractors	65,811	73,260	44,352	123,154	-
Accounts receivable and
other assets (note 5)	10,049,680	5,746,135	4,354,652	4,657,513	2,685,657
Prepaid expenses	25,081	16,919	16,577	3,755	5,341
	11,615,543	8,394,349	8,148,259	7,298,978	6,662,067
Oil and gas interests (note 6)	17,525,102	14,535,648	16,295,805	9,166,526	5,634,859
Property, plant and
equipment (note 7)	519,171	516,547	566,106	473,340	375,248
	29,659,816	23,446,544	25,010,170	16,938,844	12,672,174
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,652,819	1,531,868	1,568,770	747,959	756,320
Amounts due to intercompany	247,348	1,553,611	1,581,470	2,448,464	2,663,329
	1,900,167	3,085,479	3,150,240	3,196,423	3,419,649
Shareholders’ Equity
Share capital	13,950	13,950	13,950	13,950	13,950
Accumulated comprehensive loss	(865,369)	(865,369)	(865,369)	(865,369)	(865,369)
Retained earnings	28,611,068	21,212,484	22,711,349	14,593,840	10,103,944
	27,759,649	20,361,065	21,859,930	13,742,421	9,252,525
	29,659,816	23,446,544	25,010,170	16,938,844	12,672,174

Drucker Petroleum Inc. and
Dublin International Petroleum (Egypt) Limited
Combined Statement of Operations and Retained Earnings

(expressed in U.S. dollars)

	Nine months	Nine months		Seven months
	ended	ended		ended
	September 30,	September 30,	December 31,	December 31,	May 31,
	2007	2006	2006	2005	2005
	$	$	$	$	$
	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)

Revenue
Sale of oil	9,256,198	9,413,501	12,192,784	6,081,047	6,180,629
Interest income	19,160	1,364	11,273	6,525	6,462
Other income	64,383	71,748	87,664	38,303	51,323

	9,339,741	9,486,613	12,291,721	6,125,875	6,238,414

Expenses
Production costs	1,314,011	1,269,594	1,863,009	616,745	1,111,304
Depletion	1,792,743	1,311,102	1,917,058	873,413	1,330,765
General and administrative	243,003	184,813	263,340	135,137	203,085
Interest and bank charges	981	34,207	34,426	892	1,942
Depreciation	89,780	68,748	97,120	28,630	8,511
Foreign exchange (gain) loss	(496)	(495)	(741)	(18,838)	86

	3,440,022	2,867,969	4,174,212	1,635,979	2,655,693

Income for the period	5,899,719	6,618,644	8,117,509	4,489,896	3,582,721

Retained earnings – Beginning
of period	22,711,349	14,593,840	14,593,840	10,103,944	6,521,223

Retained earnings – End of
period	28,611,068	21,212,484	22,711,349	14,593,840	10,103,944

Drucker Petroleum Inc. and
Dublin International Petroleum (Egypt) Limited
Combined Statement of Cash Flows

(expressed in U.S. dollars)

	Nine months	Nine months		Seven months
	ended	ended		ended
	September 30,	September 30,	December 31,	December 31,	May 31,
	2007	2006	2006	2005	2005
	$	$	$	$	$
	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)

Cash provided by (used in)

Operating activities
Income for the period	5,899,719	6,618,644	8,117,509	4,489,896	3,582,721
Items not affecting cash
Depletion	1,792,743	1,311,102	1,917,058	873,413	1,330,765
Depreciation	89,780	68,748	97,120	28,630	8,511

	7,782,242	7,998,494	10,131,687	5,391,939	4,921,997

Changes in non-cash working capital
(Increase) decrease in amounts
receivable and other assets
and advances	(5,716,487)	(1,038,728)	381,663	(2,095,010)	(1,993,427)
(Increase) decrease in prepaid
expenses	(8,504)	(13,164)	(12,822)	1,586	5,902
(Decrease) increase in amounts
payable and accrued
liabilities	(347,101)	333,971	(516,189)	(755,886)	(314,428)
Decrease in amounts due to related
parties	(1,334,122)	(894,853)	(866,994)	(214,865)	(410,350)

	(7,406,214)	(1,612,774)	(1,014,342)	(3,064,175)	(2,712,303)

	376,028	6,385,720	9,117,345	2,327,764	2,209,694

Investing activities
Investment in oil and gas interests	(2,590,890)	(6,230,286)	(7,709,337)	(3,657,555)	(1,623,740)
Investment in property, plant and
equipment	(42,845)	(111,955)	(189,886)	(126,722)	(121,460)
Release of exploration commitment	-	-	-	1,372,164	(72,164)
Pledge for bank guarantee issued	-	(298,239)	-	-	-

	(2,633,735)	(6,640,480)	(7,899,223)	(2,412,113)	(1,817,364)

(Decrease) increase in cash and
cash equivalent	(2,257,707)	(254,760)	1,218,122	(84,349)	392,330

Cash and cash equivalents –
Beginning of period	3,732,678	2,514,556	2,514,556	2,598,905	2,206,575

Cash and cash equivalents –
End of period	1,474,971	2,259,796	3,732,678	2,514,556	2,598,905

Drucker Petroleum Inc. and
Dublin International Petroleum (Egypt) Limited
Notes to Combined Financial Statements
September 30, 2007

(expressed in U.S. dollars)

1	Basis of presentation

These combined financial statements include the financial position and results of operations of Drucker Petroleum Inc. (a company incorporated under the laws of the British Virgin Islands) and Dublin International Petroleum (Egypt) Limited (a company incorporated under the laws of Bermuda) (the “Companies”), and are presented on a combined basis. The Companies are wholly owned subsidiaries of Tanganyika Oil Company Ltd. The Companies are primarily engaged in the exploration, development and operation of oil and gas interests in the West Gharib Block in the Arab Republic of Egypt.

2	Summary of significant accounting policies

The financial statements of the Companies are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

The significant accounting policies used in these combined financial statements are as follows:

a)	Financial presentation

The combined financial statements include the accounts of Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc. which were acquired by TransGlobe Petroleum International Inc. pursuant to an agreement of purchase and sale of shares dated September 5, 2007.

b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these combined financial statements.

In the accounting for oil and gas interests, amounts recorded for depletion and amounts used for impairment test calculations are based on estimates of oil and gas reserves and future cash flows, including development costs. By their nature, the estimates of reserves and the related future cash flows are subject to measurement uncertainty and the impact on the combined financial statements of future periods could be material.

c)	Foreign currency translation

The Companies’ functional and reporting currency is U.S. dollars.

(1)

Drucker Petroleum Inc. and
Dublin International Petroleum (Egypt) Limited
Notes to Combined Financial Statements
September 30, 2007

(expressed in U.S. dollars)

d)	Joint interests

The Companies’ activities in Egypt under the concession agreement with the Egyptian government are conducted jointly with others. The parties share all revenues and costs associated with the concession agreement. These financial statements reflect only the Company’s proportionate share of these revenues and costs.

e)	Oil and gas interests

The Companies follow the full cost method of accounting for its oil and gas interests. In accordance with Accounting Guideline 16 (AcG 16) issued by the CICA, all costs relating to the exploration for and development of oil and gas reserves are capitalized in country-by-country cost centres and charged against income as set out below. Capitalized costs include expenditures for geological and geophysical surveys, concession acquisition, drilling exploration and development wells, gathering and production facilities and other development expenditures.

Capitalized costs along with estimated future capital costs to develop proved reserves are depleted on a unit-of-production basis using estimated proved oil and gas reserves. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion until it is determined whether proved reserves are attributable to the properties or impairment occurs. Unproved properties are evaluated for impairment on at least an annual basis. If an unproved property is considered to be impaired, the amount of the impairment is added to costs subject to depletion.

The Companies engage independent reservoir engineers in order to determine its share of reserves.

Proceeds from the sale or farm-out of oil and gas interests are offset against the related capitalized costs and any excess of net proceeds over capitalized costs is included in operations. Gains or losses from the sale or farm-out of oil and gas interests in the producing stage are recognized only when the effect of crediting the proceeds to capitalized costs would result in a change of 20 percent or more in the depletion rate.

The net amount at which oil and gas interests are carried is subject to a cost recovery test (the “ceiling test”). The ceiling test is a two-stage process which is performed at least annually. The first stage is a recovery test whereby undiscounted estimated future cash flows from proved reserves at oil and gas prices in effect at the balance sheet date (“forecast prices”) plus the cost of unproved properties less any impairment is compared to the net book value of the oil and gas interests to determine if the assets are impaired. An impairment loss exists if the net book value of the oil and gas interests exceeds such undiscounted estimated cash flows. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the net book value of the oil and gas interests exceeds the future estimated discounted cash flows from proved plus probable reserves at the forecast prices. Any impairment is recorded as additional depletion cost.

The Companies have no significant asset retirement obligations associated with its oil and gas interests.

(2)

Drucker Petroleum Inc. and
Dublin International Petroleum (Egypt) Limited
Notes to Combined Financial Statements
September 30, 2007

(expressed in U.S. dollars)

f)	Revenue recognition

Revenue from the sale of petroleum and natural gas are recorded when title passes to an external party.

g)	Cash

Cash comprises cash in banks less outstanding cheques.

h)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life based on the original cost less any expected residual value. The Companies use periods of three to five years as the estimated useful life for property, plant and equipment.

3	Restricted cash

The Companies have provided cash security for letters of credit issued to various suppliers for operations in Egypt. At September 30, 2007, December 31, 2006, December 31, 2005 and May 31, 2005 an amount of $nil, at September 30, 2006 $298,239 was restricted as security for letters of credit.

4	Advance relating to exploration commitment

At September 30, 2007, December 31, 2006, September 30, 2006, December 31, 2005, an amount of $nil, at May 31, 2005 $1,372,163 was held by the Egyptian General Petroleum Company (EGPC) in respect of an advance associated with the extension of the Egyptian concession exploration license. This amount was subsequently repaid.

5	Accounts receivable and other assets

The majority of the amount under receivable and other assets are trade receivable balances from the national oil company, EGPC, in respect of the production and delivery of oil. In accordance with the terms of the agreements in Egypt, the Companies sell all oil to EGPC. Management does not believe that this concentration of credit risk will result in any loss to the Companies based on past payment experience.

(3)

Drucker Petroleum Inc. and
Dublin International Petroleum (Egypt) Limited
Notes to Combined Financial Statements
September 30, 2007

(expressed in U.S. dollars)

6	Oil and gas interests

		Accumulated
	Cost	depletion	Net
	$	$	$

September 30, 2007	31,043,630	13,518,528	17,525,102
September 30, 2006	25,655,477	11,119,829	14,535,648
December 31, 2006	28,021,590	11,725,785	16,295,805
December 31, 2005	18,975,253	9,808,727	9,166,526
May 31, 2005	14,570,173	8,935,314	5,634,859

There is no capitalized interest costs included within the costs of oil and gas interests. As at September 30, 2007, $nil, September 30, 2006, $9,910,033, December 31, 2006, $nil, December 31, 2005, $4,298,383, and at May 31, 2005, $1,365,241 of exploration costs were excluded from costs subject to depletion as the future recovery of those costs were not determinable at that time.

The Companies perform a ceiling test annually in accordance with the Canadian Institute of Chartered Accountants’ full cost accounting guidelines. No impairment provision was required for the period ended December 31, 2006, December 31, 2005 and May 31, 2005.

7	Property, plant and equipment

		Accumulated
	Cost	depreciation	Net
	$	$	$

September 30, 2007	814,184	295,013	519,171
September 30, 2006	693,408	176,861	516,547
December 31, 2006	771,339	205,233	566,106
December 31, 2005	581,453	108,113	473,340
May 31, 2005	454,731	79,483	375,248

8	Contingencies and Commitments

Under the terms of the West Gharib, Egypt concession agreement, the Companies have minimum financial obligations of $13.5 million. The Companies have fully met these obligations.

9	Egyptian Income Tax

The Companies are tax protected by EGPC under the terms of the Egyptian concession agreement. In accordance with the terms of the concession agreement, the Companies determine the liability for income tax which would otherwise be payable in connection with its Egyptian operations. Any such tax determined in connection with Companies’ Egyptian operations is paid by EGPC from their share of production and the Companies retain no liability for payment of income or other taxes.

(4)